Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (U2477)

Offering Period: December 1, 2017 – December 20, 2017

6.25% per annum Callable Contingent Coupon Buffered Securities due December 28, 2022

Linked to the Performance of the EURO STOXX 50® Index

Product Terms

•    Subject to Early Redemption, if a Coupon Barrier Event does not occur on an Observation Date, we will pay a contingent coupon on the immediately following Contingent Coupon Payment Date at a Contingent Coupon Rate that is expected to be 6.25% per annum**; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•    We may redeem the securities, in whole but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after December 28, 2018 but prior to the Maturity Date. No further payments will be made following an Early Redemption.

•    Subject to Early Redemption, if the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then you will receive the principal amount of the securities you hold at maturity.

•    Subject to Early Redemption, if the Final Level is less than the Buffer Level, then you will be exposed to any depreciation in the Underlying beyond the Buffer Level.

•    Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be December 21, 2017
Settlement Date:	Expected to be December 28, 2017
Underlying:	The EURO STOXX 50® Index
Contingent Coupon Rate**:	Subject to Early Redemption, if a Coupon Barrier Event does not occur on an Observation Date, expected to be 6.25% per annum, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
Contingent Coupon Payment Dates***:	Subject to Early Redemption, unless a Coupon Barrier Event occurs, approximately quarterly, beginning on March 28, 2018 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of the Underlying on such Observation Date is less than the Coupon Barrier Level.
Coupon Barrier Level**:	Approximately 85% of the Initial Level of the Underlying.
Observation Dates***:	Approximately quarterly, beginning on March 23, 2018, to and including the Valuation Date.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Contingent Coupon Payment Date scheduled to occur on or after December 28, 2018 but prior to the Maturity Date upon notice on or before the immediately preceding Observation Date at 100% of the principal amount of the securities you hold, together with any applicable contingent coupon.
Buffer Level**:	Expected to be 85% of the Initial Level
Buffer Amount**:	Expected to be 15%
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, for each $1,000 principal amount of securities, $1,000 x (1 + the Underlying Return)
Underlying Return:	If (a) the Final Level is equal to or greater than the Buffer Level, then: zero; (b) the Final Level is less than the Buffer Level, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Valuation Date:	December 22, 2022
Maturity Date:	December 28, 2022
CUSIP:	22550BS38
Fees:	Certain fiduciary accounts may pay a purchase price of at least $962.50 per $1,000 principal amount of securities. Incapital LLC will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates that will not exceed $37.50 per $1,000 principal amount of securities.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•     Early Redemption at the option of the Issuer.

•     Contingent Coupon Rate of 6.25% per annum.**

•     If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Underlying Return will be: zero.

•     If the Final Level is less than the Buffer Level, then the Underlying Return will be calculated as follows: [(Final Level – Initial Level) / Initial Level] + Buffer Amount

•     Buffer Level of 85%**

•     Buffer Amount of 15%**

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
60%	0%	$1,000
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
−10%	0%	$1,000
−15%	0%	$1,000
−16%	−1%	$990
−20%	−5%	$950
−30%	−15%	$850
−40%	−25%	$750
−50%	−35%	$650

(1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Buffer Level of 85%** and a Buffer Amount of 15%.**

Certain Product Risks

•     Your investment may result in a loss of up to 85% of the principal amount of the securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level is less than the Buffer Level. In such case, you will be exposed to any depreciation in the Underlying from the Initial Level to the Final Level beyond the Buffer Level.

•     The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•     The securities will not pay more than the principal amount of the securities you hold plus unpaid contingent coupons, if any, at maturity or upon Early Redemption.

•     If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•     The securities are subject to Early Redemption, which may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: December 1, 2017 – December 20, 2017

6.25% per annum Callable Contingent Coupon Buffered Securities due December 28, 2022

Linked to the Performance of the EURO STOXX 50® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 30, 2017, Underlying Supplement dated June 30, 2017, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010317011821/dp83575_424b2-u2477.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.